

July 22, 2013

Bradley J. Holiday- Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, CA 92008

Re: Callaway Golf Company
Form 10-K for the fiscal year ended December 31, 2012
Filed March 8, 2013
File No. 001-10962

Dear Mr. Holiday:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis

Critical Accounting Policies and Estimates. Page 27

Long-Lived Assets, Goodwill, and Non-Amortizing Intangible Assets, page 29

1. We note that you recognized impairment charges of $4.6 million, $5.4 million and $7.5 million, respectively, in connection with the trade names, trademarks and other intangible assets related to the Top-Flite and Ben Hogan brands. In particular, we note that your impairment analysis utilizes internal discounted cash flow estimates, quoted market prices, royalty rates when available and independent appraisals as appropriate. In this regard, you state that you use your best judgment based on current facts and circumstances. Since it appears that such estimates require significant judgment, please disclose the nature of the inputs subject to volatility or change, along with a corresponding sensitivity analysis, in the discussion of your critical accounting policies.

Results of Operations, page 32

2. We believe your discussion and analysis of cost of sales could be enhanced by providing disclosure with respect to the major components within your cost of sales, including the relative significance of each component. In order to provide greater insight into the current composition and potential variability of cost of sales, please also consider including a table quantifying the material components of cost of sales, and changes therein. In addition, since each of your segments appear to have significantly different operating margins and growth rates, please consider including a more robust discussion of cost of sales by reportable segments, or provide us with support for your conclusion that such a discussion is not necessary for an understanding of your business.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 48

3. Based on your disclosures on page 14, it appears that you are a large consumer of certain materials, including steel, titanium alloys, carbon fiber and rubber as well as electricity. You indicate that you may not be able to obtain such materials at a reasonable price or at all. Furthermore, you indicate that an interruption in the supply of the materials or a significant change in costs could have a material adverse effect on your business. In this regard, it appears that you should revise your filing to include disclosures regarding price volatility of such materials, including a corresponding sensitivity analysis disclosing the impact that changes in price would have on your results of operations.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10. Non-Controlling Interests, page F-22

4. You indicate that, for the years ended December 31, 2012, 2011 and 2010, non-controlling interest related to Suntech in the consolidated statements of shareholders' equity included net profits of $259,000, $587,000 and $346,000, respectively. However, please note that ASC Topic 225-10-S99-2 indicates that you should present a non-controlling interest in net income (loss) on the face of your financial statements. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief